UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 AND

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2006

B B HOLDINGS LIMITED

(Translation of registrant’s name into English)

60 Market Square, P.O. Box 1764, Belize City, Belize

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

B B HOLDINGS LIMITED

Date: February 7, 2006	By:	/s/ P.T. OSBORNE
Philip T. Osborne Company Secretary

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Press Release	FOR IMMEDIATE RELEASE

BB HOLDINGS LIMITED ANNOUNCES THE DEMERGER OF ONESOURCE

SERVICES INC. BY MEANS OF A DISTRIBUTION TO SHAREHOLDERS

Belize City, Belize, February 7, 2006 – BB Holdings Limited (NASDAQ: BBHL, London: BBHL) (“BB Holdings”) today announces a further reorganization of its group to be effected by a demerger (the “Demerger”) of its facilities services businesses operating in the United States (the “US Facilities Services Businesses”) to shareholders of BB Holdings, through a dividend distribution of shares in OneSource Services Inc. (“OneSource”). The Demerger is intended to result in OneSource becoming the holding company for the US Facilities Service Businesses and being admitted to trading on AIM in London.

Following the Demerger, BB Holdings will retain The Belize Bank Limited (the “Belize Bank”) and its equity interest in Grupo Agroindustrial CB, S.A. (“Numar”). BB Holdings will continue to be listed on Nasdaq in the United States and traded on AIM in the UK.

Background to the Demerger

In August 2005, BB Holdings reorganized its group by demerging its UK and Ireland businesses into a new publicly-traded holding company, Carlisle Group Limited. This announcement describes a further reorganization intended to separate BB Holdings’ remaining businesses and assets into two publicly-traded companies. The objective of the Demerger is to enable BB Holdings to separate its US Facilities Services Businesses from its Central American assets, principally comprising the Belize Bank and its equity interest in Numar, so as to create a distinct, publicly-traded company, OneSource, holding the US Facilities Services Businesses. The US Facilities Services Businesses currently operate, to a significant extent, independently of the rest of the BB Holdings group with a separate management team, a different customer base and separate financing arrangements.

Following the Demerger, BB Holdings believes that OneSource will be in a stronger position to manage and develop the US Facilities Services Businesses in the markets in which they operate. The boards of BB Holdings and OneSource regard the Demerger as an opportunity for OneSource to increase the value of the US Facilities Services Businesses at a faster rate than would be possible under the ownership of BB Holdings.

Basis of the Demerger

Conditional upon completion of the Demerger and admission of OneSource’s ordinary shares to trading on AIM, each BB Holdings shareholder will receive one OneSource ordinary share for every 16 BB Holdings shares held at 4.00 p.m. (New York Time) on February 17, 2006, which will be the record date for the distribution. It is expected that the OneSource ordinary shares will be admitted to trading on AIM on or about February 24, 2006 and that dealings will commence on that date.

For any BB Holdings shareholder whose holding of BB Holdings shares is not exactly divisible by 16, a fractional remainder will arise. All fractional remainders will be aggregated and sold in the market by BB Holdings following OneSource’s admission to AIM. The aggregate net cash proceeds of the sale of such fractional remainders will be contributed by BB Holdings to OneSource except where a BB Holdings shareholder holds less than 16 BB Holdings shares. In this case, the aggregate net cash proceeds of the sale of such fractional entitlements will be remitted to the relevant BB Holdings shareholders save that such amounts of less than US$5 will not be distributed to BB Holdings shareholders and will be contributed by BB Holdings to OneSource.

BB Holdings’ Strategy

Following the Demerger, BB Holdings’ priority will remain that of maximizing shareholder value. Its strategy with respect to the Belize Bank’s current operations will be to maintain and develop the bank’s dominant position as the leading and largest banking institution in Belize by providing an increased range of financial and non-financial products and services to individuals, corporations and other customers. BB Holdings may also, in due course, review opportunities to expand its financial services business to certain parts of the Caribbean or Central America.

The composition of the board of directors of BB Holdings will not change as a result of the Demerger.

OneSource’s Strategy

OneSource will continue to develop and grow the US Facilities Services Businesses with the goal of maximizing shareholder value.

OneSource will pursue a number of ways to deliver strong performance including organic growth, efficiency and cost improvement programmes as well as reviewing selected acquisition opportunities and continually re-appraising its operations for strategic fit with the needs of current and potential customers. OneSource will focus primarily on an organic growth strategy within the US outsourced facilities services market. OneSource expects to find opportunities to drive organic growth both by maintaining a sharp focus on customer retention and by conducting a continual re-evaluation of customers’ needs across its local, regional and national

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customer portfolios. In addition, OneSource will strive to maintain its position as a leading provider in the US facilities services industry by continuing to use the technology solutions and infrastructure available to it to provide customer care, services and costings more efficiently to its customers.

Further Information

Full details of the Demerger and distribution will be contained in a circular to BB Holdings’ shareholders and an AIM admission document for OneSource, which will be sent to BB Holdings’ shareholders as soon as practicable.

Forward Looking Statements

Certain statements in this press release constitute ‘forward looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. In particular, statements contained herein regarding the consummation and benefits of future acquisitions, as well as expectations with respect to future revenues, operating efficiencies, net income and business expansion, are subject to known and unknown risks, uncertainties and contingencies, many of which are beyond the control of BB Holdings, which may cause actual results, performance or achievements to differ materially from anticipated results, performance or achievements. Factors that might affect such forward looking statements include among others, overall economic and business conditions, the demand for BB Holdings’ services, competitive factors, regulatory approvals and the uncertainty of consummation of future acquisitions. Additional factors which may affect BB Holdings’ businesses and performance are set forth in submissions by BB Holdings with the United States Securities and Exchange Commission (the ‘SEC’), which are available without charge from the SEC at www.sec.gov

For further information contact:

Makinson Cowell	BB Holdings Limited
+1 (212) 994 9044	UK +44 (0)20 7248 6700
Belize +501 227 7178

Note: This and other press releases are available at the Company’s web site: http://www.bbholdingslimited.com.

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